UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Schedule 14F-1

Information Statement

Pursuant to Section 14(f) of the

Securities Exchange Act of 1934

and Rule 14f-1 Promulgated Thereunder

SIMPLEPONS, INC.

(Exact name of registrant as specified in its corporate charter)

Delaware
(State or other jurisdiction of Incorporation or Organization)

000-21134		04-2893483
(Commission File Number)		(IRS Employer Identification No.)

1090 Fountain Street North

Cambridge, Ontario N3H 4R7

(Address of Principal Executive Offices and Zip Code)

(519) 650-9506

(Registrant’s telephone number, including area code)

March 11, 2013

(1)

SIMPLEPONS, INC.

1090 Fountain Street North

Cambridge, Ontario N3H 4R7

(519) 650-9506

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INFORMATION STATEMENT

(Pursuant to Section 14(f) of the Securities Exchange Act of 1934

and Rule 14f-1 thereunder)

THIS INFORMATION STATEMENT IS BEING PROVIDED FOR INFORMATIONAL PURPOSES ONLY. NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO THE COMPANY.

INTRODUCTION

This Information Statement is being mailed on or about March 12, 2013 to holders of record at the close of business on March 1, 2013 (the “Record Date”), of shares of common stock, par value $0.01 per share (the “Common Stock”), of SimplePons, Inc., a Delaware corporation (the “Company”), in connection with the change of control of and composition of the Board of Directors of the Company (the “Board”) as contemplated by that certain share exchange (the “Share Exchange”) effected by the execution and delivery of: (i) that certain Voting and Exchange Trust Agreement (the “Voting and Exchange Trust Agreement”), by and among the Company, Eco-Shift Call Corp., a wholly-owned subsidiary of the Company and a Canada corporation (“CallCo”), Eco-Shift Acquisition Corp., a wholly-owned subsidiary of the Company and a Canada corporation (“AcqusitionCo”), and Patriquin Law Professional Corporation, a Canada corporation, as trustee (the “Trustee”); (ii) that certain Support Agreement (the “Support Agreement”), by and among the Company, CallCo and Acquisition Co; and (iii) those certain Rollover Agreements (each a “Rollover Agreement” and, collectively, the “Rollover Agreements”), by and between AcquisitionCo and each of Frank Yapuncic, Alvaro Brilhante, Gilbert Wood, James Hughes, Jeff Preitauer, Chris Freeman and Patty Bates-Wood, as stakeholders (collectively, the “Stakeholders”) of Eco-Shift Power Corp., a Canada corporation (“Eco-Shift”), respectively. The transactions contemplated by the Share Exchange were consummated on February 8, 2013 (the “Closing Date”).

The Share Exchange is described more fully in that certain Current Report on Form 8-K that was filed with the Securities and Exchange Commission (the “SEC”) on February 14, 2013. A copy of the Voting and Exchange Trust Agreement, a form of the Rollover Agreement and the Support Agreements were attached as exhibits to such report.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s security-holders.

No action is required by the Company’s stockholders in connection with this Information Statement. Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to the Company’s stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company’s directors occurs (otherwise than at a meeting of the Company’s stockholders). This Information Statement will be first mailed to the Company’s stockholders of record on or about March 12, 2013.

(2)

CHANGE OF CONTROL

You are not required to vote on either the change of control or the addition of directors and your vote is not requested. Normally, the election of directors requires a vote of the holders of Common Stock entitled to vote. In this case, the Company’s current director is appointing new directors to the Board. Therefore, no vote of stockholders of the Company is required to effectuate the appointment of the new directors.

On February 8, 2013, the Company effectuated a Share Exchange pursuant to that certain Voting and Exchange Trust Agreement, those certain Rollover Agreements and that certain Support Agreement. On the Closing Date, AcquisitionCo entered into those certain Rollover Agreements pursuant to which AcquisitionCo issued an aggregate of 1,702,235,971 Exchangeable Shares to the Stakeholders valued at $4,000,244.52 in exchange for 11,436 shares of Eco-Shift’s common stock. “Exchangeable Shares” shall mean non-voting shares of AcquisitionCo issued to a person or persons that have the right to be issued Common Stock of the Company on a one to one basis, subject to certain adjustment, in exchange for the redemption or cancellation of each Exchangeable Share. Pursuant to the Voting and Exchange Trust Agreement, the Company issued one (1) share of the Company’s Series B Preferred Stock, par value $0.01 (the “Series B Preferred”), to the Trustee to be held on behalf of the Stakeholders, which entitles the Trustee to exercise the number of votes equal to the number of Exchangeable Shares issued and outstanding at that point in time.

In addition, on the Closing Date, Brian S. John submitted his resignation as Chief Executive Officer and President, effective immediately, as a member of the Board, which resignation shall become effective on the 10th day following the mailing of this information statement to the stockholders of the Company (the “Effective Date”). Also, on the Closing Date, Richard A. Miller resigned as Chief Financial Officer and Secretary-Treasurer, effective immediately, as a member of the Board, which resignation shall become effective on the Effective Date. On the Closing Date, Gilbert Wood was appointed as Chief Executive Officer, President and Chairman of the Board, effective immediately, and James Hughes was appointed as Chief Financial Officer and as a member of the Board, effective immediately.

CHANGES TO THE BOARD OF DIRECTORS

On the Closing Date, Brian S. John and Richard A. Miller resigned as members of the Board, which resignations shall become effective on the Effective Date, and Gilbert Wood and James Hughes were appointed as Chairman of the Board and as a member of the Board, respectively.

DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

To the best of the Company’s knowledge, except as set forth below, the incoming directors have not been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. The names of the Company’s officers and directors as of the Record Date, as well as certain information about them, are set forth below:

Name	Age	Position(s)
Richard A. Miller		Director
Brian S. John		Director
Gilbert Wood	50	Chief Executive Officer, President, Chairman of the Board
James Hughes	68	Chief Financial Officer, Director

The names of the Company’s officers and directors as of the Effective Date, as well as certain information about them, are set forth below:

Name	Age	Position(s)
Gilbert Wood	50	Chief Executive Officer, President, Chairman
James Hughes	68	Chief Financial Officer, Director

Gilbert Wood, age 50. Gilbert Wood combines over 10 years of experience in lighting senior management. Since 2007, Mr. Wood served as Chief Executive Officer, President and Chairman of Eco-Shift Power Corp. Prior to that, Mr. Wood served as Vice-President of Business Development of Illumination IQ, a manufacturer and distributor of lighting fixtures, from 2003 through 2008. From 1990 through 2003, Mr. Wood served as Chief Executive Officer and President of Valet Vending Inc., a company that manufactured and distributed vending machines for the hotel and restaurant industry across Canada.

James Hughes, age 68. James Hughes was a principal owner of Eco-Shift Power Corp. and has served as the Chief Financial Officer, Secretary-Treasurer and a Director of the company since 2007. From 1992 through 2007, Mr. Hughes owned and served as Chief Executive Officer and a Director of TAI Communications Inc., a provider of information products and services to professionals in Canada. Mr. Hughes received a Bachelor of Arts degree in Economics from the University of Western Ontario in 1968 and a Chartered Accountant designation from the Institute of Chartered Accountants of Ontario in 1973.

Involvement in Certain Legal Proceedings.

To the best knowledge of the Company, no officer, director or 5% or greater shareholder of the Company has, during the last five years: (i) been convicted in or is currently subject to a pending a criminal proceeding; (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to any federal or state securities or banking laws including, without limitation, in any way limiting involvement in any business activity, or finding any violation with respect to such law, nor (iii) has any bankruptcy petition been filed by or against the business of which such person was an executive officer or a general partner, whether at the time of the bankruptcy of for the two years prior thereto.

Board Committees

We have not established any committees, including an Audit Committee, a Compensation Committee or a Nominating Committee, any committee performing a similar function. The functions of those committees are being undertaken by the Board as a whole.

Director Independence

The Board does not believe that any of the members of the Board, whether prior or subsequent to the Effective Date, qualify as independent under the rules of any of the national securities exchanges.

(3)

DESCRIPTION OF SECURITIES

The authorized capital stock of the Company consists of 405,000,000 shares, consisting of 400,000,000 shares of Common Stock and 5,000,000 shares of preferred stock.

Common Stock

Holders of Common Stock are entitled to one vote for each share on all matters submitted to a stockholder vote. Holders of Common Stock do not have cumulative voting rights. Holders of Common Stock are entitled to share in all dividends that the Board, in its discretion, declares from legally available funds. In the event of our liquidation, dissolution or winding up, subject to the preferences of any shares of our preferred stock which may then be outstanding, each outstanding share entitles its holder to participate in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock.

Holders of Common Stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions for the common stock. The rights of the holders of Common Stock are subject to any rights that may be fixed for holders of preferred stock, when and if any preferred stock is authorized and issued. All outstanding shares of Common Stock are duly authorized, validly issued, fully paid and non-assessable.

Preferred stock

Our Board, without further stockholder approval, may issue preferred stock in one or more series from time to time and fix or alter the designations, relative rights, priorities, preferences, qualifications, limitations and restrictions of the shares of each series. The rights, preferences, limitations and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and other matters. Our Board may authorize the issuance of preferred stock, which ranks senior to our common stock for the payment of dividends and the distribution of assets on liquidation. In addition, our Board can fix limitations and restrictions, if any, upon the payment of dividends on our common stock to be effective while any shares of preferred stock are outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of the Record Date, certain information regarding the beneficial ownership of the shares of Common Stock by: (i) each person who, to the Company’s knowledge, beneficially owns 5% or more of the shares of Common Stock and (ii) each of the Company’s directors and “named executive officers.” As of the Record Date, there were 92,970,870 shares of Common Stock and 1,702,235,971 Exchangeable Shares issued and outstanding.

Name and address of Beneficial Owner	Number of Shares of Common Stock	Percent of Class (1)
Directors and Named Executive Officers:

Brian S. John (2)	20,333,334	0.84%

Richard A. Miller(3)	20,333,334	0.84%

Gilbert Wood (4)	992,229,218	40.88%

James Hughes(5)	248,131,729	10.22%

All officers and directors as a group:	1,281,027,615	52.77%

5% or Greater Beneficial Owners

Pat Bates Wood (6)	248,131,729	10.22%

Linear Group Holdings, Inc. (7)	632,260,655	26.05%

(1) Beneficial ownership is calculated based on the 92,870,970 shares of Common Stock issued and outstanding as of the Record Date hereof, together with securities exercisable or convertible into shares of Common Stock within sixty (60) days of the Record Date hereof for each stockholder, including the Exchangeable Shares which are convertible into shares of Common Stock as well as shares issuable upon the conversion of a convertible promissory note. The Company’s Articles of Incorporation currently only authorizes 400,000,000 shares of Common Stock. The Company may in the future need to amend the Articles of Incorporation in order to increase our authorized shares of common stock, effectuate a reverse stock split, or both.

(2) Includes options to purchase 333,334 shares of Common Stock with an exercise price of $0.275 per share, but excludes options to purchase an additional 666,666 shares of Common Stock exercisable at $0.275 which vest between January 2013 and October 2014. Mr. John’s resignation as Chairman of the Board will become effective on the Effective Date.

(3)             Includes options to purchase 333,334 shares of Common Stock with an exercise price of $0.275 per share, but excludes options to purchase an additional 666,666 shares of Common Stock exercisable at $0.275 which vest between January 2013 and October 2014. Mr. Miller’s resignation as a member of the Board will become effective on the Effective Date.

(4)             Mr. Wood is the Chief Executive Officer, President and Chairman of the Company. Mr. Wood’s address is 1090 Fountain Street North, Cambridge, Ontario, Canada N3H 4R7. Mr. Wood owns 992,229,218 Exchangeable Shares, which are convertible at Mr. Wood’s option into shares of Common Stock on a one to one basis.

(5)             Mr. Hughes is the Chief Financial Officer and a member of the Board. Mr. Hughes’s address is 1090 Fountain Street North, Cambridge, Ontario, Canada N3H 4R7. Mr. Hughes owns 248,131,729 Exchangeable Shares, which are convertible at Mr. Hughes’ option into shares of Common Stock on a one to one basis.

(6)             Ms. Wood’s address is 103 Mannheim Cres, Mannheim, Ontario, Canada N0B-2H0. Ms. Wood owns 248,131,729 Exchangeable Shares, which are convertible at Ms. Wood’s option into shares of Common Stock on a one to one basis.

(7)             Linear Group Holdings, Inc. (“Linear Group”) beneficially owns 632,260,655 pursuant to a convertible promissory note which is convertible upon Linear Group’s option. Linear Group’s address is 11693 San Vincente Blvd., Suite 824, Los Angeles, CA 90049.

(4)

LEGAL PROCEEDINGS

To the Company’s knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

COMPENSATION OF DIRECTORS

The Company has not paid compensation to its members of the Board for serving as such. The Board may in the future decide to award the members of the Board cash or stock based consideration for their services to the Company, which awards, if granted shall be in the sole determination of the Board.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Delaware require approval of the any transaction referred to herein. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the Securities and Exchange Commission and is available electronically on EDGAR at www.sec.gov.

(5)

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SIMPLEPONS, INC.

Date: March 11, 2013	By:	/s/ Gilbert Wood
Gilbert Wood
Chief Executive Officer